April 24, 2012

CONFIDENTIAL TREATMENT REQUESTED BY PEREGRINE SEMICONDUCTOR

CORPORATION PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED

PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE

APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE

OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN

FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lynn Dicker and David Burton

Re:	Peregrine Semiconductor Corporation Registration Statement on Form S-1

Dear Ms. Dicker and Mr. Burton

This letter is submitted on behalf of Peregrine Semiconductor Corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-170711) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 19, 2011 (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

11682 EL CAMINO REAL, SUITE 100, SAN DIEGO, CA 92130 / PHONE: 858.436.8000 / FAX: 877.881.9192

SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

CONFIDENTIAL TREATMENT

REQUESTED BY PEREGRINE SEMICONDUCTOR CORPORATION

The lead underwriters for the offering have advised the Company that they expect to recommend a price range to be somewhere between $* * * and $* * * per share for this offering on a post-split basis. For your reference, on a pre-split basis, the price range is expected to be somewhere between $* * * and $* * *. The Company expects to include the final price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Additionally, the Company wishes to inform you that on February 7, 2012, the Company issued options to purchase 359,000 shares of the Company’s Common Stock on a pre-split basis with an exercise price of $1.38 per share on a pre-split basis (representing approximately * * * shares at an exercise price of $* * * on a post-split basis). The Company issued these stock options to 19 employees (mainly new hires) with an average grant covering approximately 19,000 shares on a pre-split basis. None of these option grants were made to executive officers or directors of the Company. The fair value of the Company’s Common Stock increased from the fair value used for options grants on February 7, 2012 due to increases in financial projections and improved valuations of public peer companies. The change in the Company’s financial projections resulted from a number of design wins for products and was confirmed by the agreements reached late in the first quarter of 2012 with major customers for deposits and volume commitments. The Company’s net revenue for the twelve-month period ended March 31, 2012 increased compared to the same period ended December 31, 2012. In addition, projected revenues for RF switches used in handsets sold through Asian distributors significantly increased compared to previous projections used to determine the fair value of the Company’s Common Stock for the February 7, 2012 option grants. The Company expects to include this information in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. Again, we are providing this information to you supplementally to facilitate your review process.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (858) 436-8010.

Very truly yours,

/s/ Gari Cheever

Gari Cheever